UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                                  Cicero, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    171708100
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                                 (CUSIP Number)

                                                   with a copy to:
    Mr. Jonathan Gallen                            Robert G. Minion, Esq.
    Ahab Capital Management, Inc.                  Lowenstein Sandler PC
    299 Park Avenue                                65 Livingston Avenue
    New York, New York 10171                       Roseland, New Jersey  07068
    (212) 653-1017                                 (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 4, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      171708100
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                       Jonathan Gallen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC, OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:              6,067,404*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         6,067,404*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   6,067,404*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   17.2%*
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14. Type of Reporting Person (See Instructions):   IA, IN
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* As of January 4, 2007, Queequeg Partners,  L.P. ("Partners"),  Queequeg,  Ltd.
("Limited," and collectively  with Partners,  the "Funds") held in the aggregate
(i) 6,032,034 shares of common stock, par value $0.001 per share (the "Shares"), of Cicero, Inc., a Delaware corporation formerly known as Level 8 Systems, Inc. (the "Company"), (ii) 14.836 Shares of the Series A-1 Convertible Preferred
Stock, par value $0.001 per share, convertible into 14,836 Shares, (iii) warrants to acquire 901 Shares at $37 per Share, which warrants expire on January 9, 2007, (iv) warrants to acquire 383 Shares at $38 per Share, which warrants expire on August 14, 2007, (v) warrants to acquire 4,914 Shares at $40 per Share, which warrants expire on October 8, 2008 and (vi) warrants to acquire 14,336 Shares at $2 per Share, which warrants expire on January 4, 2011. Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen may be deemed to beneficially own 6,067,404 Shares.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares"), of Cicero, Inc., a Delaware corporation formerly known as Level 8 Systems, Inc. (the "Company"). The principal executive offices of the Company are located at 1433 Highway 34, Building C, Farmingdale, New Jersey 07727.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Jonathan Gallen, whose business address is c/o Queequeg Partners, L.P., 299 Park Avenue, New York, New York 10171. Mr. Gallen serves, indirectly through one or more entities, as the investment adviser for, and exercises sole voting and investment authority with respect to the securities held by, each of Queequeg Partners, L.P., a Delaware limited partnership ("Partners"), and Queequeg, Ltd., a corporation organized under the laws of the Bahamas ("Limited," and, together with Partners, the "Funds"). The Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Gallen also invests his personal funds and provides investment management services for various other third parties.

          Mr. Gallen has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the securities of the Company set forth herein on behalf of the Funds have come directly from the assets of the Funds. The aggregate amount of funds used in purchasing the securities reported and/or included in this Schedule 13D was approximately $818,875.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes on behalf of the Funds. Mr. Gallen intends to closely evaluate the performance of the Shares, including but not limited to the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. He intends to pursue and continue active discussions with the Company's existing management with respect to actions which might be taken by the Company to maximize shareholder value. Other than as set forth herein, Mr. Gallen has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 35,150,852 Shares issued and outstanding as of January 4, 2007.

          As of January 4, 2007, the Funds held in the aggregate (i) 6,032,034 Shares, (ii) 14.836 Shares of the Series A-1 Convertible Preferred Stock, par value $0.001 per share (the "Series A-1 Preferred"), convertible into 14,836 Shares, (iii) warrants to acquire 901 Shares at $37 per share, which warrants expire on January 9, 2007, (iv) warrants to acquire 383 Shares at $38 per share, which warrants expire on August 14, 2007, (v) warrants to acquire 4,914 Shares at $40 per share, which warrants expire on October 8, 2008 and (vi) warrants to acquire 14,336 Shares at $2 per share, which warrants expire on January 4, 2011. Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen may be deemed to beneficially own 6,067,404 Shares.

          During the sixty days on or prior to January 4, 2007, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows, all of which were effected in connection with the Company's recapitalization (the "Recapitalization"), as detailed in the Company's Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 17, 2006: (i) a convertible promissory note in the principal amount of $750 million was converted into 5,644,374 post-Recapitalization Shares; (ii) an aggregate of 5,001 shares of the Company's pre-Recapitalization Series B-3 Convertible Redeemable Preferred Stock and 58 shares of the Company's pre-Recapitalization Series C Convertible Redeemable Preferred Stock were converted into an aggregate of 14.836 shares of the Company's Series A-1 Preferred, convertible into 14,836 Shares; (iii) a promissory note in the principal amount of $105,021 was converted into 387,660 Shares; (iv) certain pre-Recapitalization warrants were re-set, and the Funds received warrants to acquire an aggregate of 901 Shares at $37 per Share, which warrants expire on January 9, 2007; (v) certain pre-Recapitalization warrants were re-set, and the Funds received warrants to acquire an aggregate of 383 Shares at $38 per Share, which warrants expire on August 14, 2007; (vi) certain pre-Recapitalization warrants were re-set, and the Funds received warrants to acquire an aggregate of warrants to acquire 4,914 Shares at $40 per Share, which warrants expire on October 8, 2008; and (vii) the Funds received warrants to acquire an aggregate of 14,336 Shares at $2 per Share, which warrants expire on January 4, 2011.

          Each of the transactions described above was effected in connection with the Company's Recapitalization.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 7, 2007


                                            /s/ Jonathan Gallen
                                            ------------------------------------
                                            Jonathan Gallen,  in his capacity as
                                            the investment  adviser for Queequeg
                                            Partners,  L.P. and Queequeg,  Ltd.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).